UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

The Mills Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

601148109

(CUSIP Number)

James M. Barkley, Esq.
Simon Property Group, Inc.
225 W. Washington Street
Indianapolis, IN  46204

with copies to:

Arthur Fleischer, Jr., Esq.
Peter S. Golden, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
(212) 859-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 1, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 601148109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Simon Property Group, Inc. 04-6268599

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

**           The reporting person may be deemed to be part of a group with Farallon Capital Management, L.L.C. and certain funds it manages.  However, the reporting person disclaims beneficial ownership of any securities owned by these parties.

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,830,061

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,830,061

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 4.9

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 601148109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Simon Property Group, L.P. 34-1755769

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

**           The reporting person may be deemed to be part of a group with Farallon Capital Management, L.L.C. and certain funds it manages.  However, the reporting person disclaims beneficial ownership of any securities owned by these parties.

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,830,061

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,830,061

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 4.9

14.	Type of Reporting Person (See Instructions) PN

This Amendment No. 1 to Schedule 13D amends the Schedule 13D initially filed on February 21, 2007 (the “Schedule 13D”) by Simon Property Group, Inc. and Simon Property Group, L.P. with respect to the shares of common stock, par value $0.01 per share, of The Mills Corporation.  Capitalized terms used and not otherwise defined in this Amendment shall have the meanings given to them in the prior Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is amended by adding the following: On March 1, 2007, the Tender Offer commenced.  A copy of the press release announcing the commencement is attached as Exhibit 10 hereto.

Item 7. Material to Be Filed as Exhibits

The following document is filed as an Exhibit to this Schedule 13D:

Exhibit 10                                             Press Release issued jointly by Simon Property Group, Inc. and Farallon Capital Management, L.L.C. on March 1, 2007.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 2, 2007

SIMON PROPERTY GROUP, Inc.

By:	/s/ Stephen E. Sterrett
Name: Stephen E. Sterrett
Title: Executive Vice President and Chief Financial Officer

SIMON PROPERTY GROUP, L.P. By SIMON PROPERTY GROUP, Inc. its General Partner

By:	/s/ Stephen E. Sterrett
Name: Stephen E. Sterrett
Title: Executive Vice President and Chief Financial Officer